Exhibit 99.1

Hanwha SolarOne Completes 50 MW Module Supply Agreement with

Baotou Shansheng New Energy Co., Ltd.

SHANGHAI, August 12, 2014 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has signed a supply agreement with Baotou Shansheng New Energy Co., Ltd. for delivery of 50 MW of Hanwha SolarOne’s PV modules. Deliveries began in early August and are scheduled for completion by mid-September. The modules will be used in ground-mounted projects in Hohhot and Baotou, Inner Mongolia.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne and head of Hanwha SolarOne’s China business commented, “We are pleased to work with Baotou New Energy in developing renewable energy sources in northern China. The Chinese government has just formalized a 13 GW target for solar installations in 2014 and outlined some additional support, particularly for distributed generation projects. We are seeing a meaningful surge in business opportunities beginning in the third quarter and are increasingly optimistic that market demand in China will be robust throughout the remainder of this year.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

About Baotou Shansheng New Energy Co., Ltd.

Baotou Shansheng New Energy Co., Ltd. (“Baotou”) was established in 2004 and is a wholly-owned subsidiary of Inner Mongolia Shanlu Energy Group Co., Ltd. It has over $100 million of registered capital and has more than 4,000 employees. The company is located in the “Golden Triangle” economic circle of Hohhot, Baotou and Ordos, Inner Mongolia. The company is active in thermoelectricity cogeneration using coal gangue and sewage to yield electric power for production of all links within the solar value chain. The Company was previously awarded the “Demonstration Enterprise of Photovoltaic Circular Economy” by the Inner Mongolia Autonomous Region.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.